SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                            Mercury Finance Company
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  589395 10 2
                                 (CUSIP number)

                                 Gary A. Spiess
                           General Counsel and Clerk
                           Bank of Boston Corporation
                               100 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 434-2870
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 5, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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1.    NAMES OF REPORTING PERSONS
      S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS

               Bank of Boston Corporation                   04-2471221

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
              N/A                                           (A)   [ ]
                                                            (B)   [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

              N/A

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)                                               |X|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

      7.   SOLE VOTING POWER

                                     None

      8.   SHARED VOTING POWER

                                      None

      9.   SOLE DISPOSITIVE POWER

                                      None


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      10.  SHARED DISPOSITIVE POWER

                                      None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      None

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                                    [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       0%
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
                                       HC

ITEM 1.    SECURITY AND ISSUER.

      This statement amendment relates to the common stock, par value $1.00 per share (the "Common Stock"), of Mercury Finance Company, a Delaware corporation (the "Company"), and the Schedule 13D with respect thereto filed on January 17, 1997 by the reporting person. The principal executive offices of the Company are located at 100 Field Drive, Suite 340, Lake Forest, Illinois 60045.

ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(c) and (f) This statement amendment is being filed by Bank of Boston Corporation, a Massachusetts corporation ("BKBC"). The principal executive offices of BKBC are located at 100 Federal Street, Boston, Massachusetts 02110.

      BKBC is a registered bank holding company which, through its subsidiaries and joint ventures, is engaged in providing a wide variety of financial services to individuals, corporate and institutional customers, governments and other financial institutions. These services include personal banking, consumer finance, private banking, trust, mortgage origination, domestic corporate and investment banking, leasing, global banking, commercial real estate lending, correspondent banking, and securities and payments processing. The major banking subsidiaries of BKBC include The First National Bank of Boston, BayBank, N.A., Bank of Boston Connecticut, Rhode Island Hospital Trust
National Bank and BayBank NH, N.A..

      Information as to each of the executive officers and directors of BKBC is set forth on Schedule I hereto. Each of such persons is a citizen of the United States, except for Mr. Sacerdote, who is a citizen of Argentina, and Messrs. Craide and Meirelles, who are citizens of Brazil.

      (d) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that, on December 22, 1995, the Securities and Exchange Commission issued an order pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), that BKBC cease and desist from violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-13 thereunder. This order was based on a finding by a SEC administrative law judge that an Exchange Act report filed by BKBC in 1989 had been misleading.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           N/A

ITEM 4.    PURPOSE OF TRANSACTION.

      On January 10, 1997, BKBC, Fidelity and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to the satisfaction of certain conditions precedent, a wholly owned subsidiary of the Company to be organized under the laws of the State of Minnesota (the "Merger Subsidiary") was to be merged into Fidelity (the "Merger"). Pursuant to the Merger Agreement, all of the shares of Fidelity capital stock outstanding at the effective time of the Merger (other than shares held by Fidelity as treasury stock) were to become and to be converted into 32,708,333 shares of Common Stock.

      Due to certain breaches by Mercury under the Merger Agreement, BKBC delivered to Mercury a notice of default and termination under Section 8.01(d) of the Merger Agreement on January 30, 1997. By letter to BKBC dated February 4, 1997 (and received by BKBC on February 5, 1997), Mercury confirmed and agreed to the termination of the Merger Agreement pursuant to Section 8.01(d) thereof effective as of January 30, 1997. Therefore, BKBC neither has any interest in nor may be deemed to beneficially own any shares of Mercury's Common Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) Except as set forth above, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

      (c) Other than (i) the terminated Merger Agreement or (ii) transactions in the ordinary course by BKBC's subsidiary banks as trustee for trusts established by their customers that may have occurred during the past 60 days, neither BKBC nor, to the best of BKBC's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

      (d) Other than as may be provided in the applicable instrument with respect to each of the trusts described above, because the Merger has not been and will not be consummated pursuant to the Merger Agreement, BKBC does not and will not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

      (e) As of February 5, 1997, due to the termination of the Merger Agreement, BKBC may no longer be deemed to beneficially own any shares of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                      N/A

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

                                      N/A

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


BANK OF BOSTON CORPORATION



By:   /s/ Michael R. Garfield
      Michael R. Garfield
      Assistant Clerk

Dated: February 13, 1997

                                   SCHEDULE I

                        Directors and Executive Officers

                           Bank of Boston Corporation


      The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bank of Boston Corporation ("BKBC") is set forth below. If no business address is given, the director's or officer's address is Bank of Boston Corporation, 100 Federal Street, Boston, Massachusetts 02110.

                                   Directors

           Wayne A. Budd, Senior Vice President
           NYNEX Corp.
           185 Franklin Street
           Boston, Massachusetts  02107

           John A. Cervieri Jr., Chairman and President
           Property Capital Associates, Inc.
           (real estate investment and consulting firm),
           Managing Trustee, Property Capital Trust, and
           Chairman of the Board
           and Chief Executive Officer,
           Americana Hotels and Realty Corporation
           P.O. Box 554
           Narragansett, Rhode Island  02882

           William F. Connell, Chairman and Chief Executive Officer Connell Limited Partnership
           (metals recycling and manufacture of industrial products) One International Place
           Boston, Massachusetts 02110

           Gary L. Countryman, Chairman and Chief Executive Officer Liberty Mutual Insurance Company
           175 Berkeley Street
           Boston, Massachusetts  02117

           William M. Crozier, Jr., Chairman of the Board of
           Bank of Boston Corporation

           Alice F. Emerson, Senior Fellow
           The Andrew W. Mellon Foundation
           President Emerita of Wheaton College
           140 East 62nd Street
           New York, New York  10021

           Charles K. Gifford, Chief Executive Officer
           Bank of Boston Corporation

           Thomas J. May, Chairman and Chief Executive Officer
           Boston Edison Company
           800 Boylston Street
           Boston, Massachusetts  02199

           Donald F. McHenry
           University Research Professor of Diplomacy
           School of Foreign Services and International
           Relations
           Georgetown University, Room 301
           Washington, DC  20057

           Henrique de Campos Meirelles, President and Chief
           Operating Officer
           Bank of Boston Corporation

           Paul C. O'Brien
           President of The O'Brien Group, Inc.
           (consulting services in community relations and
           external affairs)
           Two International Place, 23rd Floor
           Boston, Massachusetts  02110

           Thomas R. Piper, Lawrence E. Fouraker Professor of Business Administration, Harvard University,
           Graduate School of Business Administration
           Morgan Hall-469
           Soldiers Field Road
           Boston, Massachusetts  02163

           John W. Rowe
           President and Chief Executive Officer
           New England Electric System
           25 Research Drive
           Westborough, Massachusetts  01582

           Richard A. Smith, Chairman of the Board
           Hartcourt General Inc.
           (international and domestic publishing and
           executive outplacement)
           and The Neiman-Marcus Group, Inc.(retail
           specialty stores);
           Chairman and Chief Executive Officer of GC Companies Inc. (exhibition of motion pictures)
           27 Boylston Street
           Chestnut Hill, Massachusetts  02167

           Glenn P. Strehle, Vice President for Finance and
           Treasurer
           Massachusetts Institute of Technology
           Building 4, Room 10
           77 Massachusetts Avenue
           Cambridge, Massachusetts  02139

           William C. Van Faasen, President and Chief
           Executive Officer of Blue Cross and Blue Shield of
           Massachusetts, Inc.
           (non-profit health services company)
           100 Summer Street, 01-31
           Boston, MA  02110

           Thomas B. Wheeler, Chairman and Chief Executive Officer Massachusetts Mutual Life Insurance Company
           1295 State Street
           Springfield, Massachusetts  02111

           Alfred M. Zeien, Chairman of the Board and Chief
           Executive Officer
           The Gillette Company (manufacturer of consumer products) Prudential Tower Building
           Boston, Massachusetts  02199

                               Executive Officers


           Guilliaem Aertsen IV

           Melville E. Blake III

           Robert L. Champion, Jr.

           Barbara F. Clark

           Edward P. Collins

           Carlos Craide

           William M. Crozier, Jr.

           Helen G. Drinan

           Robert E. Gallery

           Charles K. Gifford

           Paul F. Hogan

           Thomas J. Hollister

           Ali Inanilan

           Ira A. Jackson

           Robert T. Jefferson

           John A. Kahwaty

           Lindsey C. Lawrence

           Michael R. Lezenski

           Mark A. MacLennan

           Peter J. Manning

           John L. Mastromarino

           Kathleen M. McGillycuddy

           David K. McKown

           Henrique de Campos Meirelles

           Joanne E. Nuzzo

           Richard A. Remis

           Manuel R. Sacerdote

           William J. Shea

           Gary A. Spiess

           Susannah M. Swihart

           Eliot N. Vestner

           Bradford H. Warner